Exhibit 99

ENDESA Signs a Gas Procurement Contract with Nigeria LNG Limited
Company

    NEW YORK--(BUSINESS WIRE)--Aug. 5, 2003--ENDESA (NYSE: ELE)


    -- 1 bcm Gas volume contracted, first deliveries expected by 2006.

    -- With this long term contract, ENDESA consolidates its supply portfolio, fulfilling the criteria of competitiveness, diversification and flexibility in the use of the gas.

    -- The contract with Nigeria LNG Limited is addittional to the already signed with Ras Laffan II, Gas Natural and Sonatrach.

    ENDESA (NYSE: ELE) and Nigeria LNG Limited signed a procurement gas contract for a total volume of 1 bcm. Entry and regasification capacity are already contracted. This volume represents a 5% of the total gas consumption in Spain for 2002.
    The contract, which first deliveries are expected by 2006, follows the diversification sources policy already initiated with the first gas agreements signed in 1998, and strengthens its portfolio of supplies, fulfilling the criteria of competitiveness, diversification and flexibility in the use of the gas.
    The price agreed will reinforce ENDESA's competitiveness in the gas business in order to reach the market share targets defined in the Strategic Plan of the Company. The price formula takes into account several indexes adding diversification to ENDESA's procurement portfolio as well as the possibility of hedging. In accordance with the usual standards attributable to the LNG long-term contracts, flexible operations to, both, buyer and supplier, is assured.
    At the same time, ENDESA ensures its capacity generation plan until 2007 with 2,800 MW in new CCGTs in the Iberian Peninsula, as well as the projected new CCGT capacity for the extra Peninsular systems. Nowadays, ENDESA total CCGT capacity amounts to 1,400 MW.
    The procurement contract signed with Nigeria LNG Limited is additional to the already signed with Natural Gas, Sonatrach and Ras Laffan ll.
    In particular, the contract with Ras Laffan ll signed last week, considers also the supply of 1bcm for the Iberian Peninsula and the Canary Islands. In this case, the first gas deliveries are expected by 2005.
    These procurements contribute to reach ENDESA's medium term target, which is to consolidate as the second gas operator in Spain, with 13% market share in supply or 20% if the supply of our CCGTs is included.

    CONTACT: ENDESA
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es